Filed Pursuant to Rule 424(b)(3)
Registration No. 333-138731

PROSPECTUS

371,135 SHARES

SOUTHCREST FINANCIAL GROUP, INC.

COMMON STOCK

This Prospectus relates to 371,135 shares of common stock, no par value stated, of SouthCrest Financial Group, Inc. (“SouthCrest,” unless the context states otherwise), which are currently owned by previous shareholders of Maplesville Bancorp (the “selling stockholders”). The shares may be offered by the selling stockholders from time to time in transactions in the open market, in privately negotiated transactions, in brokerage transactions or a combination of these methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. The shares may be sold to or through broker-dealers, and the broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom the broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders also may enter into hedging transactions in connection with distribution of the shares or otherwise. See “Plan of Distribution.”

The selling stockholders acquired the shares from SouthCrest on October 31, 2006 in connection with the merger of Maplesville Bancorp (“Maplesville”) with and into SouthCrest. See “Recent Developments.” The selling stockholders may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). See “Selling Stockholders” and “Plan of Distribution.”

SouthCrest will not receive any proceeds from the sale of the shares by the selling stockholders. SouthCrest has agreed to bear all expenses (other than selling commissions) in connection with the registration and sale of the shares covered by this prospectus.

SouthCrest’s common stock is traded on the Nasdaq Over-the-Counter Bulletin Board under the symbol “SCSG.” On November 2, 2006, the last reported sales price of the common stock reported on the Nasdaq Over-the-Counter Bulletin Board was $25.50 per share.

The shares of SouthCrest common stock offered hereby are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance corporation, the Bank Insurance Fund, the Savings Association Insurance Fund or any other government agency.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December 6, 2006.

RISK FACTORS

If SouthCrest does not successfully integrate Maplesville into its business, SouthCrest may not realize the expected benefits from its acquisition of Maplesville.

SouthCrest may encounter unforeseen expenses, as well as difficulties and complications in integrating Maplesville’s operations with its overall operations. SouthCrest expects that it be able to maintain most of Maplesville’s key customers and personnel and integrate Maplesville’s systems and procedures with those of SouthCrest with a minimal amount of costs and diversion of management time and attention. If SouthCrest is unable to integrate Maplesville in a timely manner or experiences disruptions with Maplesville’s customer relationships, the anticipated benefits of the acquisition of Maplesville may not be realized and SouthCrest’s results of operations may be adversely affected.

The trading volume in SouthCrest’s common stock has been low.

The trading volume in SouthCrest’s common stock on the Nasdaq Over-the-Counter Bulletin Board has been relatively low when compared with larger companies listed on stock exchanges. SouthCrest cannot say with any certainty that a more active and liquid trading market for its stock will develop. Because of this, it may be more difficult for you to sell a large number of shares for the same price at which a smaller number of shares may sell.

The financial services industry is very competitive.

SouthCrest’s long-term success depends on its ability to compete successfully with other financial service providers. Some of SouthCrest’s competitors have a broader geographic reach and customer base and greater access to capital markets. As a result, some of SouthCrest’s competitors may be able to provide a broader range of services to their customers more efficiently than SouthCrest can. SouthCrest also competes with smaller community banks and investment advisors with strong ties to their local communities. As a result, we could experience difficulty in maximizing our penetration of certain markets.

Changes in the interest rate environment could reduce SouthCrest’s interest margins.

SouthCrest’s earnings and financial condition depend to a large degree upon its net interest income, which is the difference between interest earned from loans and securities and interest paid on deposits and borrowings. We cannot predict whether interest rates will continue to remain at present levels. Interest rate spreads may narrow due to changing market conditions and competitive pricing pressures, and this could adversely affect SouthCrest’s earnings and financial condition.

Regulatory changes could adversely affect SouthCrest’s operations.

SouthCrest and its subsidiary banks are subject to significant levels of regulatory oversight. Regulators have the ability, should the situation require, to place significant operational restrictions on SouthCrest and its subsidiary banks. Any restrictions that these regulators impose could affect SouthCrest’s profitability.

We could suffer loan losses from a decline in credit quality.

We could sustain losses if borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and policies, including the establishment and review of the allowance for credit losses that we believe are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our results of operations.

THE COMPANY

SouthCrest is a bank holding company that wholly owns the outstanding stock of Bank of Upson, a bank chartered under the laws of the State of Georgia, The First National Bank of Polk County, a national bank, and Peachtree Bank, a bank chartered under the laws of the State of Alabama. The banks operate as community banks emphasizing prompt, personalized customer service to the residents and business located in their market areas. SouthCrest’s principal executive offices are located at 600 North Glynn Street, Suite B, Fayetteville, Georgia 30214, and its phone number at this address is (770) 461-2781.

Bank of Upson (“Upson”) was incorporated under the laws of the State of Georgia in 1951 as a state-chartered bank. Upson is headquartered in Thomaston, Upson County, Georgia and operates a total of six full-service banking locations and sixteen 24-hour ATM sites in Meriwether, Spalding, Fayette and Upson Counties in western Georgia. In 1999, Upson purchased two bank branches, which it now operates in Manchester, Georgia and Warm Springs, Georgia under the trade name "Meriwether Bank & Trust." Upson also purchased a bank branch in Luthersville, Georgia in December of 2002, which is also operated under the trade name Meriwether Bank & Trust. In November 2004 Upson opened a full-service de-novo branch in Fayetteville, Georgia operating under the trade name “SouthCrest Bank.” Upson is a full service commercial bank focusing on meeting the banking needs of individuals and small- to medium-sized businesses. Upson offers a broad line of banking and financial products and services customary for full service banks of similar size and character. These services include consumer loans, real estate loans, and commercial loans as well as maintaining deposit accounts such as checking accounts, money market accounts, and a variety of certificates of deposit. Upson attracts most of its deposits and conducts most of its lending transactions from and within its primary service area encompassing Upson, Fayette, and Meriwether Counties, Georgia. As of September 30, 2006, Upson had total assets of approximately $294 million, total loans of approximately $191 million, and total deposits of approximately $250 million.

The First National Bank of Polk County (“FNB Polk”) was established in 1920 to provide community-banking services to the individuals and businesses in Polk County in northwest Georgia. FNB Polk operates out of its main office in Cedartown, Polk County, Georgia. In addition to its main office, FNB Polk operates a branch office in Cedartown and another in the Rockmart, also in Polk County. FNB Polk also operates an ATM machine at each of its offices. FNB Polk performs banking services customary for full service banks of similar size and character. Such services include making real estate, commercial and consumer loans, providing other banking services such as traveler's checks, and maintaining deposit accounts such as checking, money market, consumer certificate of deposit and IRA accounts. As of September 30, 2006, FNB Polk had total assets of approximately $170 million, total loans of approximately $110 million, and total deposits of approximately $144 million.

Peachtree Bank (“Peachtree”) was chartered in 1919, and incorporated under the laws of the State of Alabama in 1984 as a state-chartered bank. Until October 31, 2006, Peachtree was a wholly-owned subsidiary of Maplesville. Peachtree maintains its main office in Maplesville, Alabama and operates a branch office in Clanton, Alabama. Peachtree Bank is a full-service community bank providing banking services in its primary trade area of Chilton County, Alabama. Such services include making real estate, commercial and consumer loans, as well as providing deposit accounts such as checking, money market, consumer certificate of deposit and IRA accounts. As of September 30, 2006, Peachtree had total assets of approximately $64 million, total loans of approximately $34 million, and total deposits of approximately $52 million.

RECENT DEVELOPMENTS

On October 31, 2006 SouthCrest acquired Peachtree Bank by means of a merger of Maplesville with and into SouthCrest, pursuant to an Agreement and Plan of Merger dated as of August 11, 2006, by and between SouthCrest and Maplesville. In the merger, SouthCrest issued 371,135 shares of SouthCrest common stock and delivered approximately $7.5 million in cash to the former shareholders of Maplesville as consideration for all of the outstanding shares of Maplesville. Under the terms of the merger agreement, SouthCrest agreed to register the shares for resale by Maplesville’s shareholders. This prospectus forms a part of the registration statement filed with the Securities and Exchange Commission (the “Commission”) pursuant to the registration provisions of the merger agreement.

USE OF PROCEEDS

SouthCrest will not receive any proceeds from the sale of common stock by the selling stockholders. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders in disposing of the shares. SouthCrest will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, and fees and expenses of our counsel and our accountants.

PLAN OF DISTRIBUTION

SouthCrest is registering the shares of common stock on behalf of the selling stockholders pursuant to the terms of the merger agreement by and between Maplesville and SouthCrest. As used in this section, “selling stockholders” includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by SouthCrest. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders. Pursuant to this prospectus, the selling stockholders may sell or distribute up to 371,135 shares of SouthCrest common stock from time to time through dealers or brokers or other agents or directly to one or more purchasers in a variety of ways, including:

•	privately negotiated transactions;

•	in the over-the-counter market;

•	in brokerage transactions; or

•	in a combination of these types of transactions.

These transactions may be effected by the selling stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

The selling stockholders may enter into hedging transactions in connection with distribution of the shares or otherwise. In such transactions, broker-dealers or others may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions.

The selling stockholders may enter into option, forward sales or other transactions with broker-dealers or others which may require the delivery to the broker-dealer of the shares. The broker-dealer or other party may then resell or otherwise transfer such shares pursuant to this prospectus and the prospectus supplement. The selling stockholders also may loan or pledge the shares. The pledgee may sell the shares so loaned, or upon a default the pledgee may sell the pledged shares pursuant to this prospectus and the prospectus supplement.

The selling stockholders may also transfer shares that it owns by gift, and, upon such transfer, the donee would have the same right of sale as the selling stockholders.

The selling stockholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom these broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

Any broker-dealers that act in connection with the sale of shares may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by these broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against specified liabilities, including liabilities arising under the Securities Act.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conforms to the requirements of Rule 144.

Upon SouthCrest being notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus, if required, will be filed pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of the selling stockholders and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

•	that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transactions.

In addition, upon our being notified by the selling stockholders that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus, if required, will be filed.

SELLING STOCKHOLDERS

The following table sets forth the number of shares of common stock owned by the selling stockholders, as of November 1, 2006, which is the same as the number of shares offered by each shareholder. Each shareholder’s beneficial ownership represents less than 1% of the outstanding shares of SouthCrest, except for the shares owned by Clement M. Clapp and Harvey N. Clapp which represent 2.54% and 2.38%, respectively, of the outstanding shares. Except as described in this prospectus, the selling stockholders have not held any position or office or had any other material relationship with SouthCrest or any of its predecessors or affiliates within the past three years. Effective October 31, 2006, Harvey N. Clapp was named a director of SouthCrest. Selling stockholders Gene Carter, Clement M. Clapp, Dianne M. Clapp, Harvey N. Clapp, and Jimmie Harrison, Jr. have each been directors of Maplesville over the last three years. Certain shareholders have been employees of Peachtree over the last three years, and may continue as employees of Peachtree going forward.

Name of Selling Stockholder	Number of Shares Owned/Offered
Clement M. Clapp	100,341
Harvey N. Clapp	94,030
Annie Laurie Middlebrooks	24,477
Frances C. Thomas	19,954
E.T. Clapp	13,756
Dixie L. Chambers	13,303
Margaret N. Clapp Family Trust	12,825
James L. Hampton	11,972
John Wiley Herrod, Sr. Estate Testamentary Trust	11,906
Minnie Lynn Herrod Walker	11,906
Martin B. Clapp	9,578
Dorothy J. Harris	7,981
Jimmie Harrison, Jr.	6,252
Remaining former security holders of Maplesville, who, on an aggregate basis, hold less than 1% of the outstanding shares of SouthCrest, as a group	32,854
Total	371,135

SouthCrest does not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. SouthCrest has assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders. Information about the selling stockholders may change from time to time. Any changed information will be set forth in prospectus supplements or post-effective amendments, if required by applicable law.

LEGAL MATTERS

The validity of the issuance of the shares offered by this prospectus has been passed upon for SouthCrest Financial Group, Inc. by Powell Goldstein LLP, Atlanta, Georgia.

EXPERTS

Our consolidated financial statements as of and for the year ended December 31, 2005 incorporated in this prospectus by reference from SouthCrest’s Annual Report on Form 10-KSB for the year ended December 31, 2005, have been audited by Dixon Hughes PLLC, and our consolidated financial statements as of and for the year ended December 31, 2004 incorporated by reference from SouthCrest’s Annual Report on Form 10-KSB for the year ended December 31, 2005, have been audited by Mauldin & Jenkins LLC, independent registered accounting firms, as set forth in their reports thereon, and are incorporated in reliance upon the reports of these firms given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATIONABOUT SOUTHCREST

This prospectus is part of a registration statement on Form S-3 that SouthCrest filed with the Securities and Exchange Commission. Some information in the registration statement has been omitted from this prospectus in accordance with SEC rules. SouthCrest files annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy the registration statement as well as reports, proxy statements and other information SouthCrest has filed with the SEC at the public reference room maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. You can call the SEC at 1-800-732-0330 for further information about the public reference room. SouthCrest is also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC’s World Wide Web site at http://www.sec.gov.

The SEC allows SouthCrest to “incorporate by reference" the information SouthCrest has previously filed with it, which means that SouthCrest can disclose important information to you by referring you to those documents. All information that SouthCrest has incorporated by reference is available to you in accordance with the above paragraph. The information incorporated by reference is considered to be a part of this prospectus, and information that SouthCrest files with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. SouthCrest incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling stockholders have sold all the shares.

The following documents SouthCrest has filed with the SEC are incorporated by reference in this prospectus:

1.	Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005;

2.	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

3.	Quarterly Report on Form 10-Q for the quarter ended June 30, 2006;

4.	Quarterly Report on Form 10-Q for the quarter ended September 30, 2006;

5.	Current Report on Form 8-K filed with the SEC on August 16, 2006;

6.	Current Report on Form 8-K filed with the SEC on November 6, 2006;

7.	Description of SouthCrest’s common stock set forth in its registration statement on Form 8-A filed with the SEC on May 2, 2005.

SouthCrest will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Douglas J. Hertha, Chief Financial Officer, SouthCrest Financial Group, Inc., 600 North Glynn Street, Suite B, Fayetteville, Georgia 30214, telephone (770) 461-2781.